Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

O’Neill sees ‘significant synergies’ in Woodside-BHP merger

Chief executive says acquisition brings diversification, growth opportunities and resilience in a rapidly transforming energy landscape

31 January 2022 19:20 GMT UPDATED 1 February 2022 11:44 GMT

By Jennifer Presley

in    Houston

Australia’s Woodside Energy entered the new year on a high after closing out 2021 with final investment decisions for the Scarborough and Pluto Train 2 projects and the unveiling of a new strategy to invest billions in emerging energy markets by 2030.

Even more momentous was Woodside’s acquisition of compatriot BHP’s oil and gas portfolio in an all-stock merger that will create a company with a combined market capitalisation of close to US$29.9 billion upon its completion in the second quarter.

Woodside chief executive Meg O’Neill tells Upstream during an interview with Upstream in Houston that she sees the merger as an opportunity to “really transform” the company, not least because the deal “financially puts us in a strong position, strengthens the cash flow, and reduces the gearing”.

The combined business of the merged company will have a conventional asset base producing about 200 million barrels of oil equivalent per year.

Merger synergies

O’Neill says the merger offers a combination of strengths but adds that the company “will need to be focused on delivering those synergies”.

She has challenged the integration team to find a way for “one plus one to equal three”, explaining that the goal is to make the new Woodside “even better than the sum of the parts”.

O’Neill says Woodside brings to the table its position as Australia’s leading natural gas producer, an understanding of developing offshore projects and a pioneering approach to applying digital technologies.

In its turn, BHP brings what she calls an “opportunity space” that includes different basins and a mix of oil and gas assets and what she describes as diversification in both regions and products.

“When we look at the BHP portfolio, obviously we know the Australian assets quite well — North West Shelf, Scarborough, Bass Strait — which are largely gas assets,” O’Neill says.

“Its Gulf of Mexico portfolio is exciting, with a number of top-tier, deep-water assets: Mad Dog, Atlantis, and Shenzi. There’s growth potential in those assets.”

BHP’s Trinidad & Tobago and Mexico offshore assets offer further diversification and what O’Neill deemed “attractive” growth options.

Portfolio shift

Natural gas represents about 85% of Woodside’s current portfolio, a share that will drop to about 70% when the merger is complete, O’Neill points out.

“As we think about the future business of the company, we’re running through ways of looking at the business to understand what it means in terms of diversification and resilience to the energy transition,” she says.

Diversification is expected to increase resilience in other ways, taking into account the “extraordinary” volatility of pricing in the last two years, but there will also be a learning process, O’Neill acknowledges. “We want to understand how resilient the business will be to volatility,” she says.

Harnessing capabilities

O’Neill highlights Woodside’s investment in seismic capabilities as a factor that provides a differential for the company, with future growth opportunities in deep-water areas targeted. She cites the company’s work with full waveform seismic inversion and faster data processing through its work with Amazon Web Services.

“We’ve got cutting-edge seismic capability, and we look forward to bringing that capability to those data sets that exist in the Gulf of Mexico,” she says.

“We’re keen to see how we can bring these capabilities together and hopefully that’ll help us see the resource a little bit better than we could have seen it previously.”

Joining company workforces is a challenge in any merger but O’Neill strikes a positive note.

“The teams have grown up with different experience sets and different perspectives,” she says.

“I’m excited about the opportunity to bring our technical experts together and our operational experts together and figure out ways to do things better than either company could have done it independently.

“We’re absolutely keen to roll up our sleeves, bring the companies together, and figure out where we go from here.”

Energy transition

In December, Woodside unveiled low-carbon transition plans that include an investment of US$5 billion in new energy markets this decade.

“To spend US$5 billion in eight years, we need to start building momentum today,” she says. “And we think we can invest that five billion on programmes that will be profitable for Woodside, but we’ve got to get momentum.

“For us to transition the energy system, it is going to take time and it is going to take significant investments. And I think we need to be pragmatic about the pace of change and about how fast we can grow some of these lower carbon energy sources.”

Woodside has also made clear that it expects liquefied natural gas to remain a significant part of its business for decades to come, as shown recently with the final investment decisions on the Scarborough and Pluto Train 2 projects in Australia.

O’Neill notes that the Asian countries that make up the bulk of Woodside’s overseas market have all set out ambitious emissions-reduction targets but she predicts that LNG will be a significant part of the mix as they work to decarbonise.

“While we certainly recognise that we need to move with pace and we need to get carbon out of the system at pace, I think it’s also important that the transition be done in an orderly manner,” O’Neill says.

“Because otherwise we risk the disruptions that we saw in Texas last February, or in Europe that we’re seeing today, where you’ve got unevenness that is causing pretty negative consequences for a lot of people.”

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.